Exhibit 99.3

TITAN MEDICAL INC.

Management’s

Discussion and Analysis

for the three months ended

March 31, 2021

May 15, 2021

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Introduction

This Management’s Discussion and Analysis (“MD&A”) of Titan Medical Inc. (referred to hereinafter as “Titan”, the “Company”, “we”, “us” and “our”) is provided to enable readers to assess Titan’s financial condition and results of operations. References to “Common Shares” in this MD&A refer to common shares of the Company.

The Common Shares are listed under the symbol “TMDI” on The Nasdaq Capital Market (the “Nasdaq”) and “TMD” on the Toronto Stock Exchange (the “TSX”).

Titan is a Canadian company committed to enhancing robotic assisted surgery through technology that requires only a single patient access site. The Company’s goals are improved patient outcomes, lower operating room costs, and applied technology that is both effective and easy to use, allowing medical professionals to perform their best. The Company’s robotic assisted surgery system in development, the Enos™ robotic single access surgical system (the “Enos system”), derives its name from the Greek language, meaning ‘Of One’. By focusing on a single patient access point, we expect that patient trauma and scarring can be reduced, and patients may be able to recover from surgery faster.

The Enos system has not been cleared or approved by the U.S. Food and Drug Administration (“FDA”) or any other regulatory authority in any other jurisdiction and is not yet commercially available.

This MD&A provides information for the three months ended March 31, 2021, and information on subsequent events up to and including May 15, 2021, and should be read in conjunction with Titan’s unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended March 31, 2021 and March 31, 2020 (the “Interim Financial Statements”) and the annual audited financial statements for the year ended December 31, 2020. The Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. Unless otherwise indicated, all financial information in this MD&A is reported in thousands of US dollars except for share and earnings (loss) per share data which is reported in number of shares and US dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

This MD&A has been prepared with reference to National Instrument 51-102 – Continuous Disclosure Obligations. Additional information related to Titan, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2020, is available via our website at www.titanmedicalinc.com, on SEDAR at www.sedar.com, and on the EDGAR section of the SEC’s website at www.sec.gov.

This MD&A includes references to the Company’s trade-marks and trade names, such as Titan, Titan Medical, and Enos, some of which may be protected under applicable intellectual property laws of one or more countries and which the Company believes is its property. Solely for convenience, the Company’s trade-marks referred to in this MD&A may appear without the TM or ® symbols, but such references are not intended to indicate, in any way, Titan’s rights in such marks or that the Company will not assert, to the fullest extent under applicable law, its rights to these trade-marks and trade names.

COVID - 19 Pandemic

Since the onset of the COVID-19 pandemic, Titan has undertaken a number of steps to protect our employees and continue its respective business operations as further described below.

Protecting our Employees, Communities and other Stakeholders

The health and safety of its stakeholders is critical to Titan. As a result, we, and our wholly owned subsidiary, Titan Medical USA Inc., have implemented active measures to protect employees, suppliers,

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and other stakeholders as well as our communities from the spread of the COVID-19 virus. Proactive measures include working from home where feasible, reducing or eliminating travel, and closely following the guidelines issued by local health and regulatory authorities.

Operations

To date, Titan continues with its business operations, working to build and sustain the research and development of our EnosTM system. As expected, the enhanced precautions being taken and the broader dynamic of the current business environment indicate that there may be some delay in recruiting technical personnel, and lengthened timelines in selecting and qualifying suppliers for certain research and development efforts.

Internal Control over Financial Reporting

During the preparation of its financial statements in respect of the fiscal year ended December 31, 2020, the Company identified material weaknesses in its internal controls over financial reporting (“ICFR”).

During the three months ended March 31, 2021, the Company engaged additional human resources posessing knowledge and experience in the area of accounting and financial reporting to assist with the preparation of financial reports and risk assessment of its ICFR. Further, the Company has engaged the services of third party financial experts to assist in the preparation and review of more complex financial transactions.

Cautionary Note Regarding Forward-Looking Statements

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion other than statements of historical facts that address future events, developments, or transactions that the Company expects, are forward-looking statements. These forward-looking statements are made as of the date of this MD&A. Forward-looking statements are frequently, but not always, identified by words such as “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “predicts”; “potential”, “projects”, “possible”, “milestones”, “projection” or the negative of any of these words and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that may appear in this MD&A include statements concerning:

•	the Company’s ability to raise sufficient financing on a timely basis, and attract and retain qualified personnel;
•	the adverse impact on the Company’s contractors’ and suppliers’ ability to meet their obligations to the Company as a result of COVID-19;
•	the potential impact on the Company of the COVID-19 pandemic, including on the ability of the Company to achieve its milestones;
•	the Company’s business consists of the design and development of robotic-assisted surgical technologies for application in minimally invasive surgery (“MIS”) and is presently focused on the development of the Enos™ robotic single access surgical system and development under the Development Agreement (as defined herein);
•	the Enos system under development includes a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures;
•	the Enos system under development includes a surgeon workstation that provides the surgeon with an ergonomic interface to the patient cart and a 3D high-definition view of the MIS procedures;
•	the Company’s intent to initially pursue gynecologic surgical indications for use of its Enos system;
•	the potential minimization of the cost per procedure that may be realized with the Enos system;
•	the Company’s plan to continue development of a robust training curriculum and post-training assessment tools for surgeons and surgical teams;
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•	the Company’s training curriculum is planned to include cognitive pre-training, psychomotor skills training, surgery simulations, live animal and human cadaver lab training, surgical team training, troubleshooting and an overview of safety;
•	the Company’s post-training assessment will include validation of the effectiveness of those assessment tools;
•	the intention for a regulatory submission to a European Notified Body to obtain CE marking;
•	the Company’s filing and prosecution of patents will validate the novelty of its unique technology and support the value of the entire franchise;
•	the performance of human surgeries with the Enos system will require an Investigational Device Exemption (“IDE”) from the FDA, which must be submitted and approved in advance;
•	the need for further Good Laboratory Practice (“GLP”) and human factors evaluation (“HFE”) preclinical studies to demonstrate the safety and performance of the system prior to proceeding with IDE clinical studies;
•	the recruitment of surgeons from multiple hospital sites will be necessary to perform the surgeries and each of these sites will require approval of their independent Institutional Review Board (“IRB”) to approve the studies;
•	that an application to the IRB of each hospital will be made once the FDA has approved the Company’s IDE application;
•	the Company will likely proceed with a De Novo classification request for the Enos system, while continuing to evaluate its options for use of the 510(k) submission pathway;
•	the Company’s intention to continue with the De Novo classification process if the 510(k) pathway is not available to the Company;
•	the outcome of any review by the FDA and the time required to complete activities necessary for regulatory approval or clearance;
•	the Company’s plan to file one or more additional Pre-Submissions with the FDA to allow it to review specific aspects of the design of the Company’s surgical system, the intended use, and potential predicate devices, in order to clarify the requirements for the IDE clinical study protocol, confirm the appropriate regulatory pathway, and/or understand any additional special controls which the FDA may apply;
•	the Company’s ability to secure required capital to fund development and operating costs beyond 2022 in a timely manner;
•	the Company has sufficient cash on hand to satisfy expected costs associated with the deliverables under Medtronic Milestone 3 and 4, as well as to satisfy the repayment of the Note (as defined herein) when it becomes due;
•	the Company may require additional funding to complete its submission of its application to the FDA for marketing authorization of its Enos system;
•	the fact that the Company cannot produce an accurate estimate of the future costs of the development milestones and regulatory phases beyond the year 2022;
•	the Company’s technology and research and development objectives and milestones, including any estimated costs, schedules for completion and probability of success and including without limitation the table set forth herein under the heading, “Development Plan” and the footnotes thereunder;
•	the indication of additional specific milestones as the development of the Enos system progresses;
•	the Company’s plans to design, create and refine software for production system functionality of the Enos system and the estimated incremental costs (including the status, cost and timing of achieving the development milestones disclosed herein);
•	the Company’s plan to further expand its patent portfolio by filing additional patent applications as it progresses in the development of robotic-assisted surgical technologies and, potentially, by licensing suitable technologies;
•	the Company will receive a series of payments for Medtronic’s license to robotic assisted surgical technologies;
•	the Company’s guidance on the regulatory process and the costs and time that may be involved, including whether it expects to or is required to proceed with a De Novo classification request;
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•	the Company’s expectations with respect to its relationship with its suppliers and product development firms;
•	the engagement of certain contractors and suppliers and the assurance that those parties will all be agreeable to engage throughout the project on terms satisfactory to the Company;
•	the Company will gradually transition to the new Enos system brand identity, including on its website and in presentations and other corporate material;
•	the Company will transition to an updated corporate brand identity that, while retaining the Titan Medical name, complements the Enos system;
•	the Company’s intentions to complete summative human factors studies and complete the design and development of the system and initiate clinical studies;
•	the Company has sufficient capital on hand to complete Milestones 4 through 14 of the table noted under “Development Plan”;
•	with its current financial resources and assuming receipt of payments from the successful completion of the Medtronic Milestones 3 and 4, the Company expects to be able to continue operations through 2022 and complete Milestones 3 through 16;
•	the surgical indications for, and the benefits of the Enos system;
•	the Company’s seeking of licensing opportunities to expand its intellectual property portfolio;
•	the Company’s industry and the markets in which it plans to operate or seeks to operate, including its general expectations and market position, market opportunities and market share;
•	the Company’s ability to arrange further financing;
•	the Company’s intention to confirm with the FDA the relevant regulatory pathway through the Pre-Submission process, and to initiate planning for the implementation of its IDE clinical studies;
•	the Company’s expectation to implement improvements to its instruments, end-effectors and cameras and related modifications to the central unit of the patient cart, and complete software development for its Enos system;
•	the Company’s intention with respect to updating any forward-looking statement after the date on which such statement is made or to reflect the occurrence of unanticipated events; and
•	the anticipated use of proceeds from equity financings.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including those referred to in this MD&A. These risks include, but are not limited to:

•	dependency on additional financing;
•	the Medtronic Loan (as defined herein) and the Note may limit or preclude the Company from arranging further debt financing;
•	the Company’s history of losses;
•	reliance on strategic alliances;
•	the ability to retain key personnel in a highly competitive employment environment;
•	the possibility of the Company’s inability to augment its management team when required;
•	the possibility that the Company’s trade secrets, and confidential information may be compromised;
•	reliance on third parties for important aspects of the Company’s business;
•	industry competitiveness;
•	operating without infringement of intellectual property rights of others;
•	obtaining and enforcing patent protection for the Company’s products;
•	obtaining or maintaining our trademarks;
•	conflicts of interest;
•	fluctuating financial results;
•	rapidly changing markets;
•	introduction of more technologically advanced products by competitors;
•	potential product liability claims;
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•	ability to license other intellectual property rights;
•	government regulation;
•	modifications to products requiring new regulatory clearance;
•	extensive post-market regulation;
•	the Company’s products causing or contributing to a death or serious injury;
•	recalls by governmental authorities;
•	compliance with accounting regulations and tax rules across multiple jurisdictions;
•	contingent liabilities;
•	sales cycle for the Enos system;
•	uncertainty as to product development and commercialization milestones;
•	uncertainties as to development and manufacturing of a commercially viable product;
•	manufacturing delays, interruptions and cost overruns;
•	reliance on external suppliers and development firms;
•	delays, liability and negative perceptions from product malfunction;
•	instruments, components and accessories require repeated cleaning and sterilization;
•	commercial disputes;
•	additional regulatory burden and controls over financial reporting;
•	fluctuations in foreign currency;
•	the possibility that the Company is not able to maintain its “foreign private issuer” status;
•	the possibility of delisting from the Nasdaq or the TSX;
•	reduced disclosure requirements applicable to “emerging growth companies”;
•	cyber-security risks and threats;
•	adverse impact on the Company’s financial condition and results of operations as a result of COVID-19;
•	current global financial conditions;
•	results of operations;
•	difficulties with forecasting future operating results;
•	profitability;
•	obligations as a public company;
•	stock price volatility;
•	possible future sales by the Company’s shareholders of their securities;
•	limited operating history of the Company;
•	the negative impact of COVID-19 on the ability of suppliers of goods and services to provide resources in a timely manner to support the Company’s milestones;
•	the negative impact of COVID-19 on present and future demand for robotic-assisted surgeries, equipment, and supplies; and
•	the negative impact of COVID-19 on the ability of the Company to obtain regulatory approvals as required on a timely basis to accomplish its milestones and objectives.

Forward-looking statements are based on a number of assumptions, which may prove to be incorrect, including but not limited to assumptions about:

•	general business and current global economic conditions;
•	future success of current research and development activities;
•	achieving development milestones;
•	inability to achieve product cost targets;
•	competition;
•	potential changes to regulatory clearance processes in the United States and Europe;
•	changes to tax rates and benefits;
•	the availability of financing on a timely basis;
•	the Company’s and competitors’ costs of production and operations;
•	the Company’s ability to attract and retain skilled employees;
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•	the Company’s ongoing relations with its third-party service providers;
•	the design of the Enos system and related platforms and equipment;
•	the progress and timing of the development of the Enos system;
•	costs related to the development of the Enos system;
•	receipt of all applicable regulatory approvals/clearances;
•	estimates and projections regarding the robotic-assisted surgery equipment industry;
•	protection of the Company’s intellectual property rights;
•	market acceptance of the Company’s systems under development;
•	the Company’s ability to meet the continued listing standards of the Nasdaq and the TSX; and
•	the type of specialized skill and knowledge required to develop the Enos system and the Company’s access to such specialized skill and knowledge.

The Company cautions that the foregoing list of important factors and assumptions is not exhaustive. Although the Company has attempted to identify on a reasonable basis important factors and assumptions related to forward-looking statements, there can be no assurance that forward-looking statements will prove to be accurate, as events or circumstances or other factors could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Other than as specifically required by law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Please also refer to the risk factors set forth in the Company’s annual report on Form 40-F for the 2020 fiscal year available on the EDGAR section of the SEC’s website at www.sec.gov and the Company’s Annual Information Form for the 2020 fiscal year available on SEDAR at www.sedar.com, which are expressly incorporated by reference into this MD&A.

In addition to the risk factors listed above and those incorporated by reference in this MD&A, the Company is also subject to the following risks:

Development Agreement & License Agreement with Medtronic

On June 3, 2020, the Company entered into a development and license agreement (the “Development Agreement”) with a U.S. affiliate of Medtronic plc (“Medtronic”) in connection with the development of robotic assisted surgical technologies and a separate license agreement (the “License Agreement”) with Medtronic in respect of certain already developed Company technologies.

On June 10, 2020, the Company received a $10 million license payment pursuant to the License Agreement and on October 28, 2020, the Company received a further license payment of $10 million for completion of Medtronic Milestone 1 pursuant to the Development Agreement. The Company’s entitlement to receive up to an additional $21 million pursuant to the Development Agreement is conditional upon the completion of Medtronic Milestones 3 and 4 set forth in the Development Agreement. There is no assurance that the Company will receive further payments from Medtronic pursuant to the Development Agreement.

The technology development described in Medtronic Milestones 3 and 4 involves complex electromechanical design and development and there is no assurance that the milestones will be satisfied on a timely basis or at all. The technology design and development require a combination of personnel with experience and expertise in robotic-assisted surgical technology and financial resources.

The Company is also dependent on the engagement of certain contractors and suppliers and there is no assurance that those parties will all be agreeable to engage throughout the project on terms satisfactory to the Company or at all.

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Senior Secured Loan with Medtronic

The Medtronic Loan and the Note (as described below) may limit or preclude the Company from arranging further debt financing. Under the terms of the Note and related Security Agreement (as defined herein), the Medtronic Lender (as defined herein) has certain rights and powers that, if exercised, could have a material adverse effect on the Company’s business. Due to the senior ranking of the Medtronic Lender’s security interest in all of the Company’s assets under the Security Agreement, the Company may be limited in, or entirely precluded from, granting a security interest in its assets in support of any further debt financing the Company may seek from any other lender, unless the security interest under the further debt financing is subordinate to the Medtronic Lender’s security interest or the Medtronic Loan and the Note is paid in full satisfaction as permitted therein.

In the event that the Company were to seek further debt financing and if it were not possible to subordinate the further debt financing or otherwise pay the Medtronic Loan and the Note in full satisfaction, the Company would need to seek financing by way of equity financing and there is no assurance that further equity financing will be available or available on acceptable terms.

COVID-19

Since December 31, 2019, the outbreak of a novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, quarantine periods and social distancing protocols, along with the uncertainty around the disease itself, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. Due to the uncertainty caused by the COVID-19 outbreak, the Company is experiencing a longer recruitment cycle for recruiting technical personnel, and travel restrictions have slowed its ability to select and qualify suppliers for certain of its products. Furthermore, contractors and suppliers engaged by the Company may also be impacted by COVID-19 and there is a risk they could fail to meet their obligations to the Company. The effects of these impediments on the Company’s ability to achieve its milestones, including the timeline for completion, is unknown at this time.

Regulatory

The Company has not completed any regulatory submissions for marketing approval or clearance, including a 510(k) submission or a De Novo classification submission with the FDA, and will not be in a position to do so in the foreseeable future. Further, it is not possible to predict with certainty the outcome of any regulatory agency review upon submission and the effect of that outcome on the time required to complete activities required for regulatory approval or clearance. The Company has received written communication from the FDA that indicates the FDA believes, based on information provided to it, the Enos system is appropriate for classficiation through the De Novo submission pathway. The Company plans on further communications and submissions with the FDA to clarify the requirements for planned IDE clinical studies, and any additional special controls which the FDA may apply, including those that are deemed applicable to robotically assisted surgical devices in general. In view of the FDA’s recent written communication with the Company and other information available to the Company, it does not appear that the FDA will continue to allow the use of the 510(k) submission pathway for any new robotically assisted surgical devices, where device manufacturers can demonstrate that the new device is substantially equivalent to a legally marketed predicate device. Accordingly, the Company will likely proceed with a De Novo classification request, while continuing to evaluate its options for use of the 510(k) submission pathway (see “Regulatory Overview”).

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In the event the Company does proceed with a De Novo classification submission, additional resources, costs and time may be required for the Company to seek regulatory approval or clearance. Until the Company further communicates with the FDA through one or more submissions and receives feedback from the FDA, the Company cannot provide additional guidance on the regulatory process and the additional costs and time that may be involved, including whether it will ultimately proceed with a De Novo classification submission.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

During the preparation of its financial statements in respect of the fiscal year ended December 31, 2020, the Company identified material weaknesses in its ICFR. Certain adjustments, discussed below, were made to these financial statements prior to their approval by the Company’s audit committee and board of directors and prior to their filing or other public disclosure. If the Company fails to maintain effective ICFR, this may adversely affect the accuracy and reliability of its financial statements and it could impact its reputation, business and the price of the Company’s Common Shares or other securities, as well as lead to a loss of investor confidence.

The Company concluded that, as of December 31, 2020, the Company’s ICFR was not effective due to a material weakness. The Company experienced significant and rapid change during the 2020 fiscal year as a result of the establishment of a new research and development facility, the augmentation of its development team, new arrangements with external development firms and the transition arising from the retirement of the Company’s former Chief Financial Officer and the appointment of its new Chief Financial Officer as well as changes in the Company’s financial accounting and reporting personnel. The Company’s continuous risk assessment process was not effective in responding to the rapid rate of change in personnel and new business developments and the Company did not have sufficient human resources available to adequately assess risk and reinforce or strengthen controls in the requisite timeframe. Prior to presentation of its financial statements for their approval by the Company’s audit committee and board of directors, the Company determined that it would adjust its consolidated annual financial statements as at and for the year ended December 31, 2020 with respect to expense recognition to correct errors in the calculation of asset and liability balances and the appropriate IFRS application and disclosure required for an amendment of a contract with an external development firm.

The Company has since engaged additional human resources in the area of accounting and financial reporting to assist with the preparation of financial reports and risk assessment of its ICFR. Further, the Company has engaged the services of third party financial experts to assist in the preparation and review of more complex financial transactions.

History and Business

The Company is the successor corporation formed pursuant to two separate amalgamations under the Business Corporations Act (Ontario) on July 28, 2008.

The address of the Company’s corporate office and its principal place of business is 155 University Avenue, Suite 750, Toronto, Ontario, Canada M5H 3B7.

On May 29, 2020, the Company established Titan Medical USA Inc. (“Titan USA” or “Subsidiary”), a Delaware corporation and a wholly owned subsidiary of the Company. Titan USA’s principal activity consists of research and development from its premises located in Chapel Hill, North Carolina, United States.

Company Overview

The Company’s business consists of the design and development of robotic-assisted surgical technologies for application in MIS and is presently focused on the development of the Enos system. The system under

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development includes a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an ergonomic interface to the patient cart and a 3D high-definition view of the MIS procedure. The Company intends to initially pursue gynecologic surgical indications for use of its Enos system.

Development of the Enos system has proceeded with input from various stakeholders including surgeons and operating room staff experienced in MIS, medical technology development firms and from the Company’s Surgeon Advisory Board. This approach has positioned the Company to design a robotic surgical system intended to include the traditional advantages of robotic-assisted surgery, including 3D stereoscopic imaging and restoration of instinctive control, as well as new and enhanced features, including an advanced surgeon workstation incorporating a 3D high-definition display providing a more ergonomic user interface and a patient cart facilitating the use of instruments with enhanced dexterity.

The Enos system patient cart has been developed with the goal of delivering multi-articulating instruments and a dual-view camera system into a patient’s abdominal body cavity through a single access port. The dual-view camera system consists of a flexible 3D high-definition endoscopic camera along with a light source and an insertion tube with a diameter of approximately 25 millimeters that includes an integrated 2D high-definition camera along with an independent light source that, once inserted, provides visualization of the MIS surgical site for optimal surgical positioning. Once the insertion tube is positioned in the body, it is docked to a central drive unit of the patient cart and the 3D high-definition endoscopic camera is subsequently deployed in a manner that the endoscopic camera and multi-articulating instruments can be controlled by the surgeon via the workstation. The reusable multi-articulating instruments provide for “snake-like” movement in use and are designed to facilitate an assortment of permanent and detachable single patient use end effectors. The use of reusable robotic instruments for a specific number of uses that can be cleaned and sterilized between surgeries is intended to minimize the cost per procedure without compromising surgical performance. The design of the patient cart also incorporates multiple mechanical elements for surgical positioning including a mast, a boom and wheels, allowing for configurability for a number of surgical indications and the ability to be maneuvered within the operating room, or redeployed within hospitals and ambulatory surgical centers, where applicable.

As part of the development of the Enos system, the Company plans on the continued development of a robust training curriculum and post-training assessment tools for surgeons and surgical teams. The training curriculum is planned to include cognitive pre-training, psychomotor skills training, surgery simulations, live animal and human cadaver lab training, surgical team training, troubleshooting and an overview of safety. Post-training assessment will include validation of the effectiveness of those assessment tools. A software training system developer has produced an initial set of core surgical skills simulation modules customized for use with the surgeon workstation in the first phase of the comprehensive surgeon training curriculum that the Company plans for its Enos system.

The Company has worked to deepen its intellectual capital through the recruitment of an in-house technicanal team and continuously evaluates its technologies under development for intellectual property protection through a combination of trade secrets and patent application filings. The Company has focused on the filing and prosecution of patents that management believes validate the novelty of its unique technology, and in turn, support the value of the entire franchise.

Regulatory Overview

The Company has used a combination of internal and external resources, including specialized product development firms, to execute the research, development and regulatory plans for the Enos system. Development objectives have been established to support a planned regulatory submission to the FDA for marketing authorization in the US, and submittal of a Technical File to a European Notified Body to

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obtain CE marking, which indicates that a product for sale within the European Economic Area has been assessed to conform to health safety and environmental protection requirements.

In the US, the regulatory clearance process includes a Q-Submission (known as a Q-Sub) Program that provides companies an opportunity to interact with and obtain feedback from the FDA on specific aspects of the regulatory process, requirements and planned submissions including IDE applications, 510(k) applications and De Novo classification requests. Certain Q-Submissions, termed Pre-Submissions (known as Pre-Subs), typically include a request for written feedback, and if a company chooses, a meeting in which additional feedback and findings are documented in meeting minutes. The recommendations made by the FDA in response to a Pre-Submission are non-binding on the FDA, and circumstances related to a company’s product or potential risks identified through post-market surveillance of similar products in clinical use may further change the position of the FDA. Furthermore, while the FDA encourages Q-Submissions, there is no assurance that feedback provided from these communications will result in regulatory approval or clearance, nor does it preclude any identified future changes in regulatory pathways.

The Company has established its plans for development and commercialization based on its expectation that the Enos system will be classified as a Class II device and therefore obtain marketing authorization through (i) a premarket notification submitted in accordance with section 510(k) of the U.S. Federal Food, Drug and Cosmetic Act (the “FD&C Act”), commonly known as a 510(k) submission, or (ii) a classification request for novel devices in accordance with section 513(f)(2) of the FD&C Act, commonly known as a De Novo classification submission. While the Company had previously confirmed with the FDA that the Enos system would be suitable for marketing authorization through a 510(k) submission, in December, 2020, it received a written response (the “Written Response”) from the FDA to its Request for Information in accordance with section 513(g) of the FD&C Act that indicates the FDA believes, based on information provided to it, that the Enos system is appropriate for classification through the De Novo submission pathway.

Requests for Information made pursuant to Section 513(g) of the FD&C Act require the FDA to provide information about the classification and the regulatory requirements that may be applicable to a particular device. FDA responses to such requests represent the FDA’s best judgement about how a device would be regulated, based upon review of information provided by a requester, including the description of the device and its intended use. The FDA’s response to a 513(g) request is not a classification decision for a device and does not constitute FDA clearance or approval for commercial distribution. Classification decisions and clearance or approval for marketing require submissions under different sections of the FD&C Act, such as a classification obtained in response to a 510(k) submission or a De Novo submission.

The Company filed the Request for Information in response to communications the Company had with the FDA in which the FDA raised the question of whether robotically-assisted surgical devices (“RASD”), would generally continue to be eligible for classification as Class II devices and the 510(k) submission pathway, or whether De Novo submissions would be more appropriate for such devices. In view of the FDA’s Written Response and other information currently available to the Company, the Company will likely proceed with a De Novo classification request for the Enos system, while continuing to evaluate its options for use of the 510(k) submission pathway. If the Company ultimately determines that the 510(k) submission pathway is not available to the Company or would otherwise present other difficulties, the Company intends to continue with the De Novo classification process.

The De Novo classification request provides a pathway for the FDA to classify novel medical devices for which general controls, or general and special controls, provide a reasonable assurance of safety and effectiveness, but for which there is no legally marketed predicate device. The De Novo process allows the FDA to review a company’s submission and reasons as to why the device should be a Class II device, including the review of the general and special controls that would provide reasonable assurance of the safety and effectiveness of the device. Included in such a classification request, clinical, non-clinical, test and design data may be provided to support a company’s recommendation for the classification of

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the device as a Class II device. After the FDA receives and reviews a request, a determination (generally within 150 days) is made to either grant or decline the request. If the request is granted, (i.e. the device is determined to be a Class II device), the device is authorized to be marketed and a new classification regulation will be established, ultimately allowing the novel device to serve as a predicate for 510(k) submissions of future devices of the same type. Should the De Novo classification request be declined, and the device is therefore classified as a Class III device, a premarket approval application under section 515 of the FD&C Act, also known as a PMA, would be required to market the device, involving a more expensive and time-consuming approval process.

Since the Enos system is presently under development and the Company has not submitted any regulatory applications, it is not possible to predict with certainty the outcome of any review by the FDA and the time required to complete activities necessary for regulatory approval or clearance is not quantifiable at this time. Accordingly, the Company plans on further communications and submissions with the FDA to clarify the requirements for the IDE clinical study protocol and to understand any special controls which the FDA may apply. The FDA’s most recent review and response to the Company’s proposed IDE clinical study general design and planning occurred in December 2018. Additional Pre-Submissions would allow the FDA to review the state of the current design of the surgical system, and the inclusion of test data and more detailed proposals for one or more clinical protocols would allow the FDA to provide additional feedback and/or suggest modifications.

The performance of human surgeries as part of the proposed clinical study with the Enos system will require an IDE from the FDA, which must be submitted and approved in advance. Further, the recruitment of surgeons from multiple hospital sites will be necessary to perform the surgeries. Each of these sites will require approval of their independent IRB to approve the studies. Application to the IRB of each hospital can be made once the FDA has approved the Company’s IDE application. Only upon successful completion of the IDE clinical study will the Company be in a position to submit to the FDA an application for marketing authorization.

Previous results achieved by surgeons in operating prototypes in animal and cadaver studies have preliminarily validated the potential for single incision surgeries to be performed with the Enos system. Insights gained from these preclinical studies have directed the Company to make product improvements. In June 2019, the Company commenced preclinical live animal and cadaver studies according to GLP for FDA submittal and subsequently, on July 18, 2019, announced the successful completion of GLP surgical procedures necessary for the planned IDE application to the FDA. Following the completion of the GLP procedures, the Company proceeded to complete HFE studies, which included verification of production system operation with clinical experts under rigorous formal (summative) HFE studies under simulated robotic manipulation exercises. During the third quarter of 2019, the Company’s European Notified Body also completed audits of the Company’s quality system procedures and related documentation for ISO 13485 Certification, which was ultimately received in January 2020. In September 2020, a surveillance audit of the Company’s quality system was successfully completed by the Company’s Notified Body.

Development Plan

Following successful capital raises in June 2020 and the first quarter of 2021, the Company has sufficient resources to proceed with its development plan through 2022.

Given the uncertainty of, among other things, the Company’s ability to secure required capital to fund operations beyond 2022, product development timelines, regulatory processes and requirements, actual costs and development times may exceed those forecasted. An estimate of the future costs of the development milestones and regulatory phases for the Enos system beyond the year 2022 is not possible at this time.

The Company’s estimates of the costs and timelines for the development milestones of its Enos system through the fourth quarter of 2022 are as set out in the table below:

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Milestone Number	Enos System Development Milestones	Estimated Cost [1] (US$ Millions)	Schedule for Milestone Completion	Comments
Milestone 1	Design, prototype and test improvements to instruments, cameras and CDU	3.2	Q4 2020	Completed
Milestone 2	Launch rebranded product line including logos with trademark pending, literature and presentation templates and new website	0.3	Q4 2020	Completed
Milestone 3	Iterate electromechanical design, update sterile adaptors and drape	5.2	Q1 2021	Completed
Milestone 4[2]	Perform additional software development and test system performance	5.4	Q1-Q2 2021	In progress
Milestone 5[2]	Perform animal lab assessment	0.1	Q2 2021	-
Milestone 6[2]	Perform biocompatibility testing of instruments, camera systems and accessories at independent lab	3.8	Q2 2021	-
Milestone 7[2]	Perform electrical safety testing for surgeon workstations and patient cart, including electromagnetic compatibility (EMC) and electromagnetic interference (EMI) tests at independent lab	2.7	Q3 2021	-
Milestone 8[2]	Perform animal feasibility or GLP study	2.8	Q3 2021	-
Milestone 9[2]	Complete initial build of Enos system IDE units	10.2	Q4 2021	-
Milestone 10[2]	Complete system verification testing	3.3	Q4 2021	-
Milestone 11[2]	Complete HFE summative testing	1.9	Q4 2021	-
Milestone 12[2]	Update application for IDE as additional testing lab data is received and continue preparation for human confirmatory studies	6.0	Q1 2022	-
Milestone 13[2]	Submit IDE application to FDA
Milestone 14[2]	Complete secondary build of Enos system IDE units
Milestone 15[2]	Initiate IDE clinical study	19.0	Q2-Q4 2022	-
FIRST QUARTER 2021 MANAGEMENT DISCUSSION AND ANALYSIS	14

Milestone Number	Enos System Development Milestones	Estimated Cost [1] (US$ Millions)	Schedule for Milestone Completion	Comments
Milestone 16[2]	Complete IDE clinical study, data analysis and final report
Milestone 17[3,4]	Submit application for FDA marketing authorization	TBD	TBD	-
Milestone 18	Tentative FDA marketing authorization letter	TBD	TBD	-

Notes:

1.	The estimated costs above include an allocation of $1.8-4.1 million per quarter of general and administrative costs.
2.	If the Company achieves Medtronic Milestones 3 and 4, it will be entitled to receive the corresponding payments from Medtronic of $10 million and $11 million, respectively, in those circumstances the Company estimates that it will have sufficient funds for the execution and completion of Milestones 4 through 16. If the Company does not achieve Medtronic Milestones 3 and 4, the Company will need to raise additional capital to complete Milestone 15 and beyond.
3.	The Company anticipates proceeding with FDA marketing authorization as described in the section titled “The Business – Regulatory”.
4.	The timing of submission of application for FDA marketing authorization will be determined at a future date upon completion of IDE clinical studies and following further correspondence with the FDA as described in the section entitled “The Business – Regulatory”.

Due to the nature of technology research and development, there is no assurance that the milestones set forth in the table above will be achieved, and there can be no assurance with respect to the time or resources that may be required to achieve them. The Company expects that additional specific milestones could be identified in the course of the development of the Enos system, and existing milestones, budgets and the schedule for completion of each milestone may change depending on a number of factors including the results of the Company’s development program, clarification of or changes to regulatory requirements, the availability of financing and the ability of development firms engaged by the Company to complete work assigned to them.

Intellectual Property and Licensing

The Company’s patent portfolio has expanded from 12 issued patents at December 31, 2016, to 73 issued patents and 86 patent applications as of March 31, 2021. The Company anticipates further expanding its patent portfolio by filing additional patent applications as it progresses in the development of robotic surgical technologies and, potentially, by licensing suitable technologies.

Pursuant to a License Agreement entered into with Covidien LP, a wholly owned subsidiary of Medtronic, on June 3, 2020, the Company exclusively licensed to Medtronic a portion of its portfolio, while retaining the world-wide rights to commercialize the licensed technologies for the Company’s own business in single access robotic assisted surgery, including the Enos system. Furthermore, pursuant to the Development Agreement entered into by the Company with Medtronic on June 3, 2020, the Company is developing certain robotic assisted surgery technologies, that if successfully completed and verified, will be exclusively licensed by Medtronic for license payments of up to $31 million, of which $10 million has already been received by the Company for completion of Medtronic Milestone 1, and a further $21 million will be eligible for receipt upon completion of Medtronic Milestone 3 and Medtronic Milestone 4. The Company will retain the world-wide rights to commercialize any developed technology in its own business, including for use with the Enos system. See “Recent Developments – Medtronic Agreements”.

FIRST QUARTER 2021 MANAGEMENT DISCUSSION AND ANALYSIS	15

Operations

The Company maintains its head office at subleased premises in Toronto, Ontario, Canada and has leased premises in Chapel Hill, North Carolina, USA. During the second quarter of 2020, the Company incorporated Titan USA, as a wholly owned subsidiary of the Company, under the General Corporation Law of the State of Delaware and assigned the lease to the new subsidiary. On February 24, 2021, Titan USA entered into a second lease amending agreement to expand its premises in Chapel Hill, North Carolina, USA to accommodate the growth in its development team.

In addition to leveraging in-house R&D capabilities for activities related to the Enos system and the development work pursuant to the Medtronic Development Agreement (see “Recent Developments – Medtronic Agreements”), the Company engages subcontractors and consultants to perform certain design and development, prototyping, and assembly and manufacturing activities.

Recent Developments

Medtronic Agreements

On June 3, 2020, the Company entered into the Development Agreement with Medtronic in connection with the development of robotic assisted surgical technologies and the separate License Agreement with Medtronic in respect of certain of the Company’s already developed technologies.

The Development Agreement provides for the development of robotic assisted surgical technologies for use by both Titan and Medtronic in their respective businesses through the granting of certain licenses to the intellectual property developed thereunder. In addition to retaining certain rights to commercialize the developed technologies, the Company has received a $10 million payment for the completion of Medtronic Milestone 1 and is eligible to receive additional payments totaling up to $21 million upon the successful completion of Medtronic Milestone 3 and Medtronic Milestone 4. The payments are to be provided as technology milestones are completed and verified and are further identified in the table below. The Development Start Date was June 12, 2020.

Medtronic Milestone(1)	Deadline(2)	Payment (3) (US $ 000’s)
Medtronic Milestone 1(4) (5)	Four (4) months from Development Start Date	10,000
Medtronic Milestone 2(6)	Four (4) months from Development Start Date	-
Medtronic Milestone 3	Six (6) months from the later of (a) receipt by us of Payment for Medtronic Milestone 1, (b) receipt by us from Medtronic of Medtronic deliverables required for Medtronic Milestone 3, and (c) receipt by us from Medtronic of confirmation of certain due diligence in respect of our deliverables for Medtronic Milestone 1	10,000
Medtronic Milestone 4	Four (4) months from the later of (a) receipt by us of Payment for Medtronic Milestone 3, (b) receipt by us of Medtronic deliverables for Medtronic Milestone 4, and (c) receipt by us from Medtronic of confirmation of certain due diligence in respect of our deliverables for Medtronic Milestone 3	11,000 (7) (8)
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Notes:

1.	Medtronic Milestone 1, Medtronic Milestone 3 and Medtronic Milestone 4 are each defined in the Development Agreement and consist of the completion of the development of certain robotic assisted surgical technologies as described in the Development Agreement.
2.	All as further described and qualified in the Development Agreement.
3.	Each payment is conditional upon the corresponding milestone being completed on a timely basis. As of the date of this document, Medtronic Milestone 1 has been achieved.
4.	“Development Start Date” has the meaning ascribed to it in the Development Agreement and as set out above.
5.	As of the date of this document, Medtronic Milestone 1 has been achieved on schedule and payment was received.
6.	Medtronic Milestone 2 is a non-technology milestone defined as Titan raising at least $18.0 millions of capital between the effective date of the Development Agreement and the date that is four months from the Development Start Date. Medtronic Milestone 2 was achieved ahead of the deadline in June 2020.
7.	The amount of the payment will be the sum of $10.0 million and the amount of certain legal, transaction and intellectual property related expenses to be paid to the Company up to a maximum of $1.0 million pursuant to the Development Agreement and License Agreement.
8.	The balance outstanding under the Medtronic Loan will be offset against the payment for Medtronic Milestone 4.

The Development Agreement provides that a steering committee comprising an equal number of representatives from Titan and Medtronic shall be established to provide oversight regarding the work toward achievement of the milestones. Either party may terminate the agreement if the other party materially breaches the agreement and (if the breach is curable) fails to cure the breach within forty (40) business days after receipt of written notice.

Under the terms of the License Agreement, Titan granted Medtronic an exclusive license with regard to certain robotic assisted surgical technologies, including patents and know-how, for a one-time upfront royalty payment of $10 million with no further royalty payments due thereunder. Titan has retained certain rights to the licensed technologies to continue to develop and commercialize those technologies for the Company’s own business in single access robotic assisted surgery, including the Enos system.

On April 28, 2020, Titan received gross proceeds of $1.5 million from a senior secured loan (the “Medtronic Loan”) provided by an affiliate of Medtronic (“Medtronic Lender”). The Medtronic Loan is evidenced by an amended and restated senior secured promissory note (“Note”) dated June 3, 2020, in the principal amount of $1.5 million plus an amount equal to certain legal, transaction and intellectual property related expenses incurred by Medtronic and will bear interest at the rate of 8% per annum. The unpaid principal balance owing under the Note, together with any accrued and unpaid interest and all other unpaid obligations under the Note, shall be due and payable in full on the earliest to occur of: (i) June 4, 2023, (ii) the completion of the last milestone under the Development Agreement, or (iii) a Change of Control (as defined in the Note), subject to an accelerated due date under certain adverse conditions. Until repayment of the loan, Medtronic may have one non-voting observer attend meetings of Titan’s Board of Directors.

Medtronic Senior Security

Titan has entered into a security agreement dated April 28, 2020 in favor of Medtronic Lender (the “Security Agreement”) pursuant to which Titan has granted to Medtronic Lender a security interest in all of the Company’s present and future property including all personal property, inventory, equipment and intellectual property. In addition, Medtronic Lender’s rights and powers under the Security Agreement include without limitation (a) exercising and enforcing all rights and remedies of a holder of collateral as if Medtronic Lender were the absolute owner of the collateral, (b) collection of any proceeds arising in respect of all of our property pledged as security for the loan, (c) license or sublicense, whether on an exclusive or nonexclusive basis, of any of our intellectual property for such term and on such conditions and in such manner as Medtronic Lender in its sole judgement determines (taking into account such provisions as may be necessary to protect and preserve such intellectual

FIRST QUARTER 2021 MANAGEMENT DISCUSSION AND ANALYSIS	17

property), and (d) the right to enforce its security in the event of a default which may include the appointment of a receiver by instrument or order of the court.

Regulatory

The Company has not completed any regulatory submissions for marketing authorization, including a 510(k) submission or a De Novo classification submission with the FDA, and will not be in a position to do so in the foreseeable future. Further, it is not possible to predict with certainty the outcome of any regulatory agency review upon submission and the effect of that outcome on the time required to complete activities required for regulatory approval or clearance. The Company has recently received the Written Response from the FDA that indicates the FDA believes, based on information provided to it, the Enos system is appropriate for classification through the De Novo submission pathway. The Company plans on further communications and submissions with the FDA to clarify the requirements for planned IDE clinical studies, and any special controls which the FDA may apply, including those that are deemed applicable to RASDs in general. In view of the FDA’s Written Response and other information currently available to the Company, it does not appear that the FDA will continue to allow the use of the 510(k) submission pathway for any new RASDs, where device manufacturers can demonstrate that the new device is substantially equivalent to a legally marketed predicate RASD device. Accordingly, the Company will likely proceed with a De Novo classification request, while continuing to evaluate its options for use of the 510(k) submission pathway.

In the event the Company does proceed with a De Novo classification request, additional overall resources, costs and time will likely be required for the Company to proceed with seeking regulatory approval or clearance. While the Company, in view of information currently available to it, does not anticipate any material impact on the milestones and budgets for 2021, until the Company further communicates with the FDA through one or more Q-Submissions and receives feedback from the FDA, the Company cannot provide additional guidance on the regulatory process and the costs and time that may be involved.

Overall Performance

During 2020, the Company completed design enhancements to its multi-articulating instruments and end-effectors in view of the opportunities for improvements, with laboratory testing of prototypes to verify the improved design to follow. Further clinically inspired requirements for improvements to other aspects of the Enos system are being evaluated with the overall goal of improving operating efficiencies while aiming to reduce manufacturing costs. In particular, opportunities for improvement to the interfaces between the instruments, camera systems, and associated sterile interfaces to the central unit of the patient cart are being considered. Based on the recent and anticipated improvements to the system and potential changes to the FDA requirements for data to be included in the IDE application, the Company is considering the need for further GLP and HFE preclinical studies in order to demonstrate the safety and performance of the system prior to proceeding with IDE clinical studies.

During the first quarter of 2021, the Company raised financing through the issuances of equity upon the exercise of previously issued warrants and through two equity offerings as described below. These cash inflows will allow the Company to fund its development and operational expenses through 2022 including the development program relating to its Enos system, as well as the development program pursuant to the Medtronic Development Agreement.

During the first quarter of 2021, the Company raised aggregate gross proceeds of approximately $34.5 million from financings ($31.3 million net of closing costs and cash commissions) and $10.0 million from the exercise of 9,318,675 previously issued common share purchase warrants. Although the Company’s next Medtronic Milestone is projected to be completed in the second quarter of 2021, the Company generated approximately $50,000 in revenue from the delivery of knowledge tranfer workshops for Medtronic, related to the Development Agreement resulting in a net and comprehensive loss of $14.8

FIRST QUARTER 2021 MANAGEMENT DISCUSSION AND ANALYSIS	18

million for the three months ended March 31, 2021, compared to a net and comprehensive loss of $0.8 million for the three months ended March 31, 2020. The higher net and comprehensive loss includes the impact of higher research and development expenditures of $7.6 million for the three months ended March 2021, compared to $46,000 for the three months ended March 2020 and higher general and administrative costs of $4.1 million for the three months ended March 2021, compared to $1.7 million for the three months ended March 2020. The significant increase in research and development expenditures as well as general and adminstrative costs reflect the relative position of the Company last year as it temporarily suspended its research and development activities and focused on obtaining additional financing. Since that time, the Company has secured additional financing, announced the agreements with Medtronic, expanded staffing, and resumed research and develepment. In addition, the higher market price of the Company’s stock resulted in a higher mark-to-market of the fair value of warrant derivative liability, and a non-cash impact to the net and comprehensive loss of $3.1 million for the three months ended March 2021, compared with a gain on change in fair value of warrant derivative liability of $1.1 million for the three months ended March 2020.

During the first quarter of 2021, the Company had an increase in total net cash flows of $27.9 million. This resulted from cash provided by financing activities of $41.4 million, primarily from the issuance of equity, offset by the use of cash from operating activities of $13.3 million, and cash used in investing activities of $190,000 for addition to patents and purchase of property, plant and equipment.

In comparison, during the first quarter of 2020, the Company had an increase in total net cash flows of $946,000. This resulted from cash provided by financing activities of $3.5 million due to the issuance of equity, offset by the use of cash from operating activities of $2.5 million, and cash used in investing activities of $56,000 for addition to patents.

The following is selected financial data for each of the eight most recently completed quarters, derived from the Company’s financial statements, and calculated in accordance with IFRS. Net and comprehensive (loss) / income from operations figures include the non-cash effects of adjustments in the valuation of outstanding warrant liability.

	Net sales ($ 000’s)	Net and comprehensive (loss) / income from operations ($ 000’s)	Basic and diluted (loss) earnings per share
March 31, 2021	$ 50	$(14,794)	($0.15)
December 31, 2020	10,000	(20,633)	($0.25)
September 30, 2020	-	(1,641)	($0.02)
June 30, 2020	10,000	(1,143)	($0.02)
March 31, 2020	-	(768)	($0.02)
December 31, 2019	-	2,413	$0.07
September 30, 2019	-	(1,564)	($0.05)
June 30, 2019	-	(14,473)	($0.46)

Significant changes in key financial data from the three months ended March 31, 2020, through the three months ended March 31, 2021 reflect (i) the resumption of product development following receipt of license fees earned pursuant to the Medtronic License Agreement and Development Agreement, as well

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as equity capital raises in the capital markets, all since the first quarter of 2020, (ii) increased staffing, and (iii) the ongoing non-cash impact associated with the requirement to revalue the Company’s warrant derivative liability at fair value, with subsequent changes recorded through net and comprehensive loss for the period.

Historically, operating results have fluctuated on a quarterly basis and the Company expects that quarterly results will continue to fluctuate in the future. Operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Risk factors affecting revenue and results are identified in this MD&A.

Liquidity and Capital Resources

The Company’s cash and cash equivalents totalled $53.4 million at March 31, 2021 as compared to $25.5 million at December 31, 2020, representing an increase of $27.9 million. Accounts payable and accrued liabilities including the current portion of the lease liability and the Note payable were $5.3 million excluding warrant liability at March 31, 2021, compared to $6.6 million at December 31, 2020. The Company’s working capital at March 31, 2021, was $26.9 million, compared to working capital of $20.4 million at December 31, 2020. Excluding non-cash warrant liability, working capital would have been $50.6 million, compared to $20.4 million at December 31, 2020.

During the first quarter of 2021, the Company raised aggregate gross proceeds of approximately $34.5 million from financings ($31.3 million net of closing costs and cash commissions) and $10.0 million from the exercise of 9,318,675 common share purchase warrants. The Company has traditionally been reliant on funding from its equity offerings. The ability of the Company to conduct such offerings can be influenced by current global economic conditions.

In 2020, the Company received $10 million from Medtronic pursuant to the License Agreement, and $10 million pursuant to the Development Agreement. Pursuant to the Development Agreement, the Company expects to be eligible to receive additional payments in 2021 totaling up to $21 million following the successful completion of Medtronic Milestones 3 and 4, forecasted for completion in the second and third quarters of 2021, respectively. The Company estimates that it currently has sufficient cash to fund its current development plan for its Enos system Milestones 3 through 14 of the table noted under “Development Plan”.

Contractual Obligations

Contractual obligations relating to accounts payable and accrued liabilities, long-term debt, and lease liabilities and purchase order commitments as at March 31, 2021, are as follows:

In $ 000’s	Total	Less than 1 year	2 – 3 years	4 – 5 years	Thereafter
Accounts payable and accrued liabilities	3,022	3,022	-	-	-
Lease liabilities	887	183	631	73	-
Notes payable[1]	2,044	2,044	-	-	-
Purchase order commitments	5,369	5,369	-	-	-
FIRST QUARTER 2021 MANAGEMENT DISCUSSION AND ANALYSIS	20

Purchase order commitments are obligations that are not reflected on the balance sheet. These are contracts with suppliers not yet fulfilled.

Note:

1.	On April 28, 2020, the Company issued the Note to an affiliate of Medtronic for the Medtronic Loan and executed and delivered the Security Agreement. The Note is in the principal amount of $1,500 plus $544 equal to certain legal intellectual property related expenses and accrued interest incurred by Medtronic pursuant to the Medtronic agreements. See “Recent Developments – Medtronic Agreements”.
FIRST QUARTER 2021 MANAGEMENT DISCUSSION AND ANALYSIS	21

The table below sets forth the Company’s warrants (by series) that were previously issued, and which remain outstanding as of May 15, 2021.

	Issue Date	Expiry Date	Exercise price	Currency	Number Issued	Number Outstanding
TMD.WT.I	20-Sep-16	20-Sep-21	22.50	CAD	569,444	569,444
TMD.WT.I	27-Oct-16	20-Sep-21	22.50	CAD	67,667	67,667
Not Listed	29-Jun-17	29-Jun-22	6.00	CAD	1,612,955	75,810
Not Listed	21-Jul-17	29-Jun-22	6.00	CAD	370,567	370,567
Not Listed	24-Aug-17	24-Aug-22	6.00	CAD	563,067	563,067
Not Listed	05-Dec-17	05-Dec-22	18.00	CAD	1,533,333	1,533,333
Not Listed	10-Apr-18	10-Apr-23	10.50	CAD	1,126,665	1,126,665
Not Listed	10-May-18	10-Apr-23	10.50	CAD	168,889	168,889
Not Listed[1]	10-Aug-18	10-Aug-23	2.9200	USD	7,679,574	6,661,068
Not Listed[2]	21-Mar-19	21-Mar-24	3.9500	USD	8,455,882	8,455,882
Not Listed	27-Mar-20	27-Mar-25	0.2125	USD	154,350	93,100
Not Listed	06-May-20	06-Nov-25	0.4534	USD	125,455	73,343
Not Listed	10-Jun-20	10-Jun-24	1.2500	USD	1,260,000	643,387
Not Listed	26-Jan-21	26-Jan-23	1.9375	USD	518,234	515,834
Not Listed	26-Jan-21	26-Jan-26	2.0000	USD	3,709,677	3,123,377
Not Listed	24-Feb-21	24-Feb-23	3.0000	USD	4,792,625	4,792,625
Not Listed	24-Feb-21	24-Feb-23	3.0000	USD	670,967	670,967
Total Warrants Issued and Outstanding					33,379,351	29,505,025

Note 1 – Includes a ratchet clause triggered August 29, 2019 lowering the exercise price from $3.20 to $2.92.

Note 2 - Includes a ratchet clause triggered August 29, 2019 lowering the exercise price from $4.00 to $3.95.

Offerings During 2021

February 2021 Equity Offering

On February 24, 2021, the Company closed an offering of 9,585,250 units of the Company (“February 2021 Units”) sold on a “bought deal” basis, at price of $2.40 per February 2021 Unit for aggregate gross proceeds of $23 million. Each February 2021 Unit consists of one Common Share and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “February 2021 Warrant”). Each February 2021 Warrant is exercisable to acquire one Common Share at an exercise price of $3.00

FIRST QUARTER 2021 MANAGEMENT DISCUSSION AND ANALYSIS	22

per Common Share until February 24, 2023. In connection with the February 2021 offering, the Company issued 670,967 broker warrants, each exercisable at $3.00 until February 24, 2023 for one Common Share.

Anticipated use of proceeds is for general corporate purposes and funding working capital and capital expenditures. As previously disclosed, general corporate purposes includes the development of the Enos system (see the table noted under “Development Plan”) and there have been no variations in the proposed use of proceeds to date.

January 2021 Equity Offering

On January 26, 2021, the Company closed an offering of 7,419,354 units of the Company (“January 2021 Units”) sold on a “bought deal” basis, at price of $1.55 per January 2021 Unit for aggregate gross proceeds of $11.5 million. Each January 2021 Unit consists of one Common Share and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “January 2021 Warrant”). Each January 2021 Warrant is exercisable to acquire one Common Share at an exercise price of $2.00 per share until January 26, 2026. In connection with the January 2021 offering, the Company issued 518,234 broker warrants, each exercisable at $1.9375 until January 26, 2023 for one Common Share.

Anticipated use of proceeds is for general corporate purposes and funding working capital and capital expenditures. As previously disclosed, general corporate purposes includes the development of the Enos system (see the table noted under “Development Plan”) and there have been no variations in the proposed use of proceeds to date.

Off-Balance Sheet Arrangements

As of the date of this report, the Company had no off-balance sheet arrangements.

Outstanding Common Share Data

The following table summarizes the outstanding share capital as of March 31, 2021:

Type of Securities	Number of Common Shares issued or issuable upon conversion
Common Shares	109,527,690
Stock options[1]	4,685,021
Restricted share units[2]	1,527,860
Derivative warrant units	19,592,392
Equity warrants[3,4]	9,912,633

Notes:

1.	The Company has outstanding options enabling certain employees, directors, officers and consultants to purchase Common Shares. On March 3, 2021, the Company issued 1,801,262 stock options with an exercise price of USD $2.21.
2.	Pursuant to the Company’s Share Unit Plan, the Company granted 1,527,860 RSU’s pursuant to certain directors and officers during the quarter ended March 31, 2021.
3.	Pursuant to the January 2021 Offerings, 3,709,677 equity warrants were issued with an exercise price between $2.00 and exercisable until January 26, 2026 and 518,234 broker warrants with and exercise price of $1.9375 and exerciable until January 26, 2023 . See “Offerings During 2021”.
FIRST QUARTER 2021 MANAGEMENT DISCUSSION AND ANALYSIS	23

4.	Pursuant to the February 2021 Offerings, 4,792,625 equity warrants were issued with an exercise price between $3.00 and exercisable until January 26, 2026 and 670,967 broker warrants with and exercise price of $3.00 and exerciable until February 24, 2023 . See “Offerings During 2021”.

Accounting Policies

The accounting policies set out in the notes to the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021, and the audited financial statements for the years ended December 31, 2020, have been applied in preparing the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021, and the comparative information presented in the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020.

These financial statements have been prepared in accordance with accounting principles applicable to going concern, which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due during the normal course of operations for the foreseeable future. The Company has shareholders’ equity of $29.2 million.

The Company currently does not generate revenue from the sale of products. In 2020, pursuant to its agreements with Medtronic, the Company received $20 million in revenue (see “Recent Developments – Medtronic Agreements”). If the Company achieves Medtronic Milestones 3 and 4 in 2021, it will be entitled to receive approximately $21 million in additional license fees. In the first quarter of 2021, the Company also earned approximately $50 thousand in incremental revenue from the sale of prototype components to Medtronic. Other than the license fees noted and interest income on its cash balances, the Company has no regular earnings and accordingly it is primarily dependent upon equity financing for any additional funding required for development and operating expenses. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the ability of the Company to continue as a going concern if additional funding is not secured.

The preparation of financial statements in conformity with IAS 34 requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the financial statements and the reported amount of expenses during the period. Financial statement items subject to significant judgement include, (a) incremental borrowing rate used to measure lease liabilities, (b) the fair value estimate of the measurement of lease, warrant liabilities and note payable, and (c) the assessment of the Company’s ability to meet its obligations as they come due. While management believes that the estimates and assumptions are reasonable, actual results may differ.

(a)       Revenue recognition

The Company currently recognizes revenue when it has persuasive evidence of a contract, performance obligations have been identified and satisfied, payment terms have been identified, and it is probable that the Company will collect the consideration it is entitled to. On June 3, 2020, the Company entered into a License Agreement with a U.S. affiliate of Medtronic, whereby the Company is providing exclusive access to certain intellectual property rights relating to robotic assisted surgical technologies. The Company is accounting for the license fee at the point in time when the rights were transferred.

•	Revenue from the License Agreement for intellectual property rights and know-how (the “Royalty Payment”) is recognized when rights are granted, and customer acceptance is established. Compensation received for the performance of technology transfer services relating to the License Agreement is accounted for separately from the Royalty Payment and will be recognized at the time the service is performed.
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•	Revenue from the Development Agreement and the allocation of ownership and license rights developed under each milestone is recognized when the rights are granted, and customer acceptance is established.
•	Under the terms of the Development Agreement, payment is dependent on when the customer confirms completion of each milestone as defined. Due to the uncertainty of milestone achievements and entitlement of payments, the Company recognizes revenue only upon acceptance by the customer of work performed and the milestone achieved.

(b)       Stock Options

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants. This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate.

(c)       Warrant Liability

In accordance with IAS 32, if the exercise price of certain of the Company’s warrants is not a fixed amount, the warrants are accounted for as a derivative financial liability. The existence of features which determine whether the warrants should be treated as a derivative financial liability, are where there is existence of at least one of the following features of the warrant (a) denominated in a currency (Canadian dollar) other than the Company’s functional currency (US dollar); (b) they have a cashless exercise option as is the case for the warrants issued in March 2019, March 2020, and June 2020.

The warrant liability is initially measured at fair value and subsequent changes in fair value are recorded through net and comprehensive loss for the period. The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable.

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the Company’s warrant liability is initially based on level 2 (significant observable inputs). At March 31, 2021, warrant liability is based on level 1, quoted prices (unadjusted) in an active market, for the Company’s listed warrants and level 2 for the Company’s unlisted warrants.

Related Party Transactions

During the first quarter of 2021, transactions between the Company and directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the fair value, which is the amount of consideration established and agreed to by the related parties.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities and warrant liability. The fair value of these financial instruments approximates their carrying values, unless otherwise noted, due to the short-term maturities of these instruments, the discount rate applied or in the case of the warrant liability, due to the application of mark-to-market policy.

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Outlook

During the quarter ended March 31, 2021, the Company secured capital in an amount to enable it to continue product development of its Enos system, and perform services under the Development Agreement.

The Company estimates that it has sufficient cash on hand to meet all its current obligations as they become due, including its obligations under the Development Agreement, the License Agreement and the Medtronic Loan.

With its current financial resources and assuming the Company achieves Medtronic Milestones 3 and 4 and receives the payments from Medtronic in respect of those milestones, the Company expects to be able to continue operations through 2022 and complete Enos System Milestones 3 through 16.

During the remainder of 2021, the Company expects to complete Enos system Milestones 4 through 11 related to product development, system verification and human factors studies, while confirming with the FDA the relevant regulatory pathway through the Pre-Submission process, and preparing to submit an Investigational Device Exemption application to the FDA for human confirmatory studies to be conducted in 2022.

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